U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING

      [X] Form 10K [ ] Form 20-F [ ] Form  11-K [] Form 10-Q [ ] Form  N-SAR
                          For Year Ended May 31, 1996

                             SEC File Number: 0-9833



PART I - REGISTRANT INFORMATION

Full name of Registrant:                    UniHolding Corporation

Address of Principal Executive Office:      96 Spring Street, 8th Floor
                                            New York, New York 10012



PART II - RULES 12B-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The  subject  annual  report  or  semi-annual  report,
                  transition  report on Form  10-K,  Form  20-F,  11-K,  or form
                  N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                  10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Company's Annual Report on Form 10-K could not be filed as necessary information has not been obtained from certain affiliates. Further, there are additional exhibits required to be filed with the Annual Report, and certain of such exhibits have not been received from related parties in diskette form for conversion to the EDGAR system. Thus, the Company's management has determined that additional time should be taken in the filing of its first "edgarized" Annual Report to insure that the electronic filing procedure is followed and all necessary exhibits and documentation are properly prepared and filed.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Melanie K. Stapp  (212) 219-9496

(2) Have all other periodic reports required under Section 13 and 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). YES

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statement to be included in the subject report or portion thereof? NO


                             UniHolding Corporation

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    8-27-96                 By:      /s/ Melanie K. Stapp